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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of July, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                Form 20-F    X                     Form 40-F_______
                         ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                      Yes _________                       No    X
                                                             -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82 _________________


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          INVESTORLINKS.COM INC. (formerly
                                          Opus Minerals Inc.)


Date: June 27, 2001                       By: /s/ Sandra J. Hall,
      -------------                           ----------------------------------
                                              Sandra J. Hall, Director and
                                              Secretary
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                       [LETTERHEAD OF INVESTORLINKS.COM]
                Helping investors make better, faster decisions


Via: Sedar

June 27, 2001

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Canadian Venture Exchange


Dear Sirs:

RE: NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
---------------------------------------------

Please find below, the details of the Company's Special Meeting of Shareholders as follows:

               Meeting Date                  August 24, 2001
               Record Date                   July 20, 2001
               Material Mail Date            July 23, 2001

If you have any questions, please do not hesitate to contact the undersigned.


Yours truly
INVESTORLINKS.COM INC.



Per: "Sandra J. Hall"
     Secretary